U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        CAEN                        ERIC
--------------------------------------------------------------------------------
        (Last)                      (First)             (Middle)

        C/O TITUS SOFTWARE CORP., 20432 CORISCO STREET
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                                    (Street)

        CHATSWORTH                     CA                91311
--------------------------------------------------------------------------------
        (City)                       (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        INTERPLAY ENTERTAINMENT CORP. (NASDAQ-NMS: IPLY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        AUGUST 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                             6.
                                                              4.                              5.             Owner-
                                                              Securities Acquired (A) or      Amount of      ship
                                             3.               Disposed of (D)                 Securities     Form:      7.
                                             Transaction      (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                               2.            Code             -----------------------------   Owned at End   (D) or     Indirect
1.                             Transaction   (Instr. 8)                      (A)              of Month       Indirect   Beneficial
Title of Security              Date          ------------     Amount         or     Price     (Instr. 3      (I)        Ownership
(Instr. 3)                     (mm/dd/yy)    Code      V                     (D)              and 4)         (Instr.4)  (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                   8/13/01       P                6,679,306      A      (1)       19,474,761      I         BY TITUS
                                                                                                                        INTERACTIVE
                                                                                                                        SA (2)
-----------------------------------------------------------------------------------------------------------------------------------
SERIES A CONVERTIBLE           8/13/01       S                  336,070      D      (1)          383,353      I         BY TITUS
PREFERRED STOCK                                                                                                         INTERACTIVE
                                                                                                                        SA (2)
===================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

(1) Titus Interactive SA converted 336,070 shares of Series A Convertible Preferred Stock on August 13, 2001, at a conversion price of $19.87 per share, resulting in its acquisition of 6,679,306 shares of Common Stock. The Series A Convertible Preferred Stock had a face value of $27.80 per share and was convertible into a number of shares of Common Stock determined by dividing $27.80 by the Series A Conversion Price in effect on the date of conversion. The Series A Conversion Price is equal to the lower of (i) $2.78 or (ii) the product of (a) 0.85 and (b) the average of the closing price of Interplay's Common Stock as reported by Nasdaq for the twenty (20) trading days immediately preceding the date of conversion.

(2) The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


    /S/ ERIC CAEN                                               09/10/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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